06012681


ADITYA BIRLA GROUP

AM/STOEX-GN/

April 10, 2006

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
Tel No. 001 202 551-6551

RECEIVED
2006 APR 19 A 10:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Re : Hindalco Industries Limited
Rule 12a3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub : Compliance with Clause 49 of the Listing Agreement

Please find enclosed herewith Quarterly Compliance Report on Corporate Governance, for the quarter ended **31ST March, 2006.**

Please find the above in order and acknowledge.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD



ANIL MALIK
Company Secretary

PROCESSED
APR 19 2006
THOMSON FINANCIAL

ENCL: AS ABOVE.



HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 5662 6666 • Fax : 2422 7586 / 2436 2516

Hindalco Industries Ltd

Quarter ending on : **31/03/2006.**

Particulars	Clause of Listing Agreement	Compliance Status Yes/ No	Remarks
I Board of Directors	49 I		
(A) Composition of Board	49 (I A)	Yes	
(B) Non Executive Directors' compensation & disclosure	49 (IB)	Yes	The commission paid to Directors is approved by the General Meeting. The sitting fee paid to Directors is approved by the Board of Directors.
(C) Other provisions as to Board and committee	49 (IC)	Yes	
(D) Code of Conduct	49(ID)	Yes	
II Audit Committee	49(II)	Yes	
(A) Qualified and independent Audit Committee	49(IIA)	Yes	
(B) Meeting of Audit committee	49(IIB)	Yes	
(C) Power of Audit Committee	49(IIC)	Yes	
(D)Role of Audit Committee	49(IID)	Yes	
(E) Review of information by Audit Committee	49(IIE)	Yes	
III Subsidiary Companies	49(III)	Yes	The company has no material unlisted subsidiary company. The Board minutes of unlisted subsidiary companies will be placed in the Board Meeting to be held end of April 2006.
IV Disclosure	49(IV)		
(A) Basis of related party transaction	49(IVA)	Yes	Will be placed in the Audit Committee Meeting to be held end of April 2006
(B) Board disclosures	49(IVB & C)	Yes	
(C) Proceeds from public issues, right issues, preferential issues etc	49(IVD)	Yes	The right issue of the company was closed on 19/01/2006 and allotment was made on 15/02/2006. The details of right issue will be placed in the Board Meeting to be held in end of April 2006.
(D) Remuneration of Directors	49(IVE)	NO	The Company has one executive Director and remuneration of executive director is approved by the Board of Director
(E) Management	49(IVF)	Yes	
(F) Shareholders	49(IVG)	Yes	
V CEO/CFO Certification	49(V)	Yes	CEO/CFO certificate will be placed before the Board Meeting to be held end of April 2006.
VI Report on Corporate Governance	49(VI)	Yes	The report as per the revised clause 49 will be given in the next Annual Report for F.Y. 2005-06.
VII Compliance	49(VII)	Yes	


HINDALCO INDUSTRIES LIMITED
MUMBAI